FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2002

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



PRESS RELEASE

Code: 02/BIAC/12

For Immediate Release

For further information, please contact:

Ulf Jonsson, President & CEO
Biacore International AB,
Tel: +41 32 720 9083

Clive Seymour, VP & Head of Life Science Research Business Unit
Tel: +64 9 377 4861

Scientific/Trade Press Enquiries:
David Dible, Michelle Lerner
HCC.De Facto Group
Tel: +44 207 496 3300
m.lerner@hccdefacto.com

BIACORE AWARDED DISTINCTIONS IN DRUG DISCOVERY TECHNOLOGY AND PRODUCT
INNOVATION

Frost & Sullivan Recognizes Biacore's Strong Position in Drug Discovery and Protein Array Markets

La Jolla, CA, 7th November 2002

Biacore International AB (Biacore) (SSE: BCOR; Nasdaq: BCOR) today announced receipt of the Frost & Sullivan Awards for Drug Discovery Enabling Technology of the Year 2002 and Product Innovation in the field of protein arrays. The awards were presented last night at Frost & Sullivan's first industry-specific awards banquet, Excellence in Healthcare Awards, in La Jolla, California. Biacore was recognized as a company that has demonstrated excellence in the launch of new products and technologies within its industry as well as innovation through the development of a broad line of emerging systems platforms.

Biacore was selected as an awards recipient based on an evaluation of the world drug discovery and protein array markets by the management consultants Frost & Sullivan. In its recent report analyzing the 'World Protein Array Market,' Frost & Sullivan show that Biacore is well positioned to benefit from the explosive growth of the global protein array market, which is expected to expand by more than 50% per annum over the next five years to be worth USD 665 million in 2007.

The strength of Biacore's position was determined by an analysis of all new product launches and new products in development by each company in this field. These were then compared based on the degree of innovation and customer satisfaction. The companies analyzed were then ranked by the number of new product launches and new products in development.

The awards recognize Biacore's leadership role in the drug discovery and protein array marketplace based on the benefits of the important real-time data that its label-free Surface Plasmon Resonance (SPR) technology provides. Biacore has used this chip based, multi-spot technology platform since its commercial release in 1990 to develop a significant presence in the life science and drug discovery marketplaces, with Biacore(r)3000 and its latest and most advanced system, Biacore(r)S51 launched in Q3 2001. This instrument, which provides higher data density, is targeted at applications downstream of high throughput screening (HTS). In a market looking to improve its efficiency in developing and progressing NCEs to drug products, the increased throughput of this instrument, which generates critical functional data, is expected to become an important enabling tool for drug discovery.

Another important factor in Biacore receiving this distinction was the Company's innovation as demonstrated through, for example, a successful collaboration with Bruker Daltonics Inc. Biacore is leveraging its SPR platform by linking it with mass spectrometry to provide a technical solution that should prove to be a powerful functional proteomics tool. In addition, Biacore is making good progress in the development of its SPR array chip technology. This technology, which is being developed partly in collaboration with Millennium Pharmaceuticals, Inc. and BD Biosciences Pharmingen, is designed to build on the advantages of Biacore's SPR technology -- emphasizing its sensitivity, data quality and high information content, along with an increase in throughput designed to meet customer needs.

Commenting on today's announcement, Biacore CEO Dr Ulf Jonsson said, "We are delighted to have won this prestigious award as a leader in drug discovery enabling technologies, and to be in Frost & Sullivan's report on the rapidly growing 'World Protein Array Market'. This reflects increasing recognition of the key role that Biacore's SPR-based product line is already playing in the fields of drug discovery and development and proteomics. It also underlines the potential of the new systems that we are developing based on combining SPR technology with mass spectrometry, as well as our unique SPR array chip technology."

Ends

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore
Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are:
Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits, and the comprehensive pre-clinical evaluation of lead compounds, and Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS. The recently introduced Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone:
Biacore International AB
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com

About Frost & Sullivan
Frost & Sullivan, headquartered in San Antonio, is a global leader in international strategic market consulting and training. Frost & Sullivan has an international network of offices that includes San Jose, Toronto, London, Oxford, Frankfurt, Paris, Singapore, Kuala Lumpur, Chennai, Mumbai, Tokyo, Beijing and Sydney. Executive summaries and interviews are available to the press. Along with producing in-depth strategic market consulting research, Frost & Sullivan also provides custom consulting solutions to a variety of national and international companies.



PRESS RELEASE

Code: 02/BIAC/13

For Immediate Release

For further information, please contact:

Esa Stenberg, Biacore AB
Vice President, Head of Food Business Unit
Telephone: +46 18 67 57 58
Mobile +46 70 581 89 07
esa.stenberg@biacore.com

Scientific/Trade Press Enquiries:
Sarah Perceval, HCC De Facto Group
+44 (0) 207 496 3300
s.perceval@hccdefacto.com

HIGH THROUGHPUT SCREENING FOR FOOD SAFETY A REALITY

Key EC food consumer safety improvement project presented at European Research 2002

Brussels, Belgium, November 12, 2002.

As the EC announces its 6:th Framework Research Programme, the FoodSENSE project was today presented at European Research 2002 as a showcase project demonstrating the success of EC 4:th Framework funding. Coordinator of the successful project, Dr Karl-Erik Hellenas of the Swedish National Food Administration, presented results showing how Biacore International AB (Biacore) (SSE: BCOR; Nasdaq: BCOR) optical biosensor technology can improve consumer food safety.

The FoodSENSE project has demonstrated the applicability of Biacore's SPR (Surface Plasmon Resonance) biosensor based technology for the high throughput analysis of potentially harmful contaminants and chemical residues in food. Involving eight other organisations from four countries, the project was supported by the EC Programme For Agriculture And Fisheries (FAIR) as part of the 4:th Framework Programme.

Some veterinary medicines used to treat animals can produce residual contaminants in meat and milk products and may result in acute food poisoning, allergic reactions or development of antibiotic resistant organisms. Few techniques have the necessary throughput, reliability, reproducibility, or sensitivity to satisfy the challenging requirements of the food industry. However, final results from FoodSENSE have shown that a substantially higher daily throughput of tests (up to 650 samples/day) can be performed using SPR technology, with the capacity to rapidly detect a much wider range of residues compared to existing test methods.

Such increased performance can help regulatory authorities and food production laboratories increase food-monitoring capabilities in a variety of environments such as abattoirs and dairies. For example, a meat factory has been able to increase testing for certain antibiotic residues from less than 0.1% of all carcasses daily to over 20% using SPR technology on-site.

"The FoodSENSE project has made a great step forward in the rapid detection of food contaminants to improve consumer safety," said Karl-Erik Hellenas. "During the project we have validated the technology in a number of very challenging food production sites and EC National Reference laboratories. We have shown that Biacore's SPR technology really improves the reliable detection of veterinary residues and the capability of food production laboratories to assure the safety, quality and composition of food."

"Combined with ready to use assay kits, our biosensor technology is extremely versatile and user friendly for routine food analyses in a non-laboratory environment," said Esa Stenberg, Head of Biacore's Food Business Unit. "Our high throughput system has been shown to achieve automated, multi-analyses on a range of important drug residues in both laboratory and industrial environments".

SPR technology has also been successfully used to detect and measure illegal growth promoters in the urine of cattle, and antibiotics in the bile and tissue of pigs. It is, in addition, now under evaluation by a major European poultry producer to detect Salmonella infection in poultry, a problem that may contribute to as much as 20% of human infections.

As a result of the FoodSENSE project a new company, XenoSense Limited, has been formed, with the focus on implementing the scientific and technological advances made during the project. In partnership with Biacore, the company has developed assay kits and reagents for the detection of food contaminants using SPR technology. To date six kits are now available for the rapid analysis of sulfadiazine and sulfamethazine (sulfonamides), clenbuterol, streptomycin, ractopamine and chloramphenicol.

As a result of the widespread EC consultation on future food quality and safety research, a project entitled BioCop has been shortlisted for possible FP6 funding. The author of this work, another FoodSENSE partner, Dr Chris Elliott from Queen's University, Belfast, explained, "I strongly believe the use of optical biosensors will form an integral part of many types of food assurance analysis in the coming years."

Ends

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of
1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are:
Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits, and the comprehensive pre-clinical evaluation of lead compounds, and Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS. The recently introduced Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone:
Biacore International AB
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com



PRESS RELEASE

Code: 02/BIAC/14

For Immediate Release

For further information, please contact:

Ulf Jonsson, President & CEO
Biacore International AB
+41 (0)79 668 8336

Julian Abery, Biacore AB
Vice President, Head of Pharmaceutical & Biotechnology Unit
+44 (0)1386 853 949
+44 (0) 78089 00732 (mobile)
julian.abery@biacore.com

Scientific/Trade Press Enquiries:
Michelle Lerner, HCC De Facto Group
+44 (0) 207 496 3354
m.lerner@hccdefacto.com

BIACORE CELL-BASED ASSAY SYSTEM INTRODUCED

Procel(tm) Presented at Industry Meetings

Uppsala, Sweden, 19th November 2002

Biacore International AB (Biacore) (SSE: BCOR; NASDAQ: BCOR) today announced the introduction of its new cell-based assay system at the first of a series of industry meetings involving drug discovery experts from many of the top 20 pharmaceutical companies. The seminar program will culminate in a poster presentation at IBC's Cell-Based Assays & Screening Conference in Philadelphia, PA, 4th - 6th December 2002. The new system, Procel(tm), is designed specifically for cell-based secondary screening and pharmacology profiling of potential new drug leads and will complement Biacore's existing molecular-based systems for drug discovery.

More than 80 percent of all drug screening groups use cell-based assays to provide vital information on compounds with therapeutic potential. Procel(tm) is the first automated system dedicated to high content profiling of compounds targeting G-protein coupled receptors (which represents 1/3 of all drug discovery projects) and ion channels.

'Hit' verification is automatically followed by dose-response curves for positive compounds and retrieval of critical pharmacology parameters that provide invaluable information on potency, mechanism of action, specificity and efficacy. This is carried out in an automated fashion, saving time and resources. In addition, the flexibility of both the hardware and software allows users greater freedom in their assay design.

Data presented at the IBC conference demonstrate that the new system is highly robust and capable of delivering reproducible and detailed information about how potential drug candidates may be expected to behave in vivo.

Procel(tm) is designed to complement Biacore(r)S51, launched last year for lead characterization and preclinical applications in drug discovery. In combination, the two platforms will allow Biacore to offer the drug discovery industry a fully integrated solution of both cellular and molecular based assays that are designed to accelerate dramatically the optimization of quality lead compounds for drug development.

"We are pleased to introduce Procel(tm) and anticipate broad market acceptance when we continue the launch activities early in the new year," commented Julian Abery, Vice President and Head of the Pharmaceutical & Biotechnology Business Unit at Biacore. "Its complementary position alongside
Biacore(r)S51 allows critical decisions to be made earlier in the drug discovery process. We therefore predict sales synergies in markets where we have already been successful with complementary technologies. This places Biacore in a strong competitive position with an offering that is superior to existing analytical instrumentation."

Ends

Cautionary Statement

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are:
Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits, and the comprehensive pre-clinical evaluation of lead compounds, and Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS. The recently introduced Biacore(r)C is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array chip system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2001 the Company had sales of SEK 544 million and an operating income of SEK 64 million.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone:
Biacore International AB
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer
Dated: December 12, 2002